EXHIBIT 99.1

FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

November 8, 2019

Gregory Fortunoff

25 Montrose Court

Roslyn, NY 11576

Re: FAT Brands Inc. – Request to Increase Beneficial Ownership

Dear Mr. Fortunoff:

You have informed FAT Brands Inc. (the “Company”) that you and certain members of your family would like to acquire beneficial ownership of five percent (5.0%) or more of the Company’s common stock, par value $0.0001 per share (the “Common Stock”). You have requested that the Company provide you with a written waiver from the provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) which prohibit any “Person” from acquiring a “Prohibited Ownership Percentage” (as such terms are defined in the Charter) without consent from the Committee of the Board designated under Section 9.01(b) of the Charter (the “Committee”).

We understand that you and your family members listed below, and/or trusts or family limited partnership controlled by any of them or with respect to which any of them are deemed beneficiaries or equityholders (the “Fortunoff Group”) may be deemed to comprise a “group” for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”):

•	Gregory Fortunoff
•	Scott Fortunoff
•	Lisa Fortunoff
•	Laurie Fortunoff
•	Jill Gerstenblatt
•	Darren Gerstenblatt
•	Benjamin Fortunoff
•	Oliver Fortunoff

On the basis of your representations and the other provisions of this letter, the Committee hereby agrees to (a) increase the Prohibited Ownership Percentage applicable to the Fortunoff Group to a maximum of 9.9%, and (b) waive the restrictions of the Charter, including as set forth in Section 9.02 with respect to beneficial ownership of Common Stock of the Fortunoff Group up to a maximum of 9.9%. Please note that the foregoing 9.9% limit shall apply to each of the beneficial ownership tests set forth in Section 9.01(j), (i), (ii) and (iii) of the Charter.

The foregoing waiver and agreement of the Committee (x) shall apply only to the aggregate holdings of the Fortunoff Group and to the individual holdings of any such member to the extent the Fortunoff Group in the aggregate remains within such limits, and (y) is subject in all respects to the other terms, conditions and qualifications set forth in Article IX of the Charter, all of which are expressly reserved by the Company.

This letter shall terminate if any other Person that is not an immediate family member of any member of the Fortunoff Group is deemed to have joined the Fortunoff Group as a “group” under Section 13(d) of the Exchange Act.

Sincerely,

FAT Brands Inc.

/s/ Silvia Kessel

Name: Silvia Kessel

Title: Chairman of Committee